_____________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________________________________________

For the fiscal year ended December 31, 2015

Commission File Number 001-31303

BLACK HILLS CORPORATION
RETIREMENT SAVINGS PLAN

BLACK HILLS CORPORATION
625 NINTH STREET
PO BOX 1400
RAPID CITY, SOUTH DAKOTA 57709

______________________________________________________________________

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (held as of December 31, 2015)	15

EXHIBIT INDEX	16

SIGNATURE	17

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Black Hills Corporation Retirement Savings Plan
Rapid City, South Dakota

We have audited the accompanying statements of net assets available for benefits of Black Hills Corporation Retirement Savings Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the Table of Contents has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 27, 2016

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2015 and 2014

	2015	2014

ASSETS:
Cash	$—	$24,673
Participant-directed investments – at fair value	268,837,341	260,795,435
Receivables:
Employer contribution	189,267	243,967
Notes receivable from participants	5,644,225	5,407,851

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	274,670,833	266,471,926

NET ASSETS AVAILABLE FOR BENEFITS	$274,670,833	$266,471,926

The accompanying Notes to Financial Statements are an integral part of these financial statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For The Years Ended December 31, 2015 and 2014

	2015	2014

NET ASSETS AVAILABLE FOR BENEFITS -
Beginning of year	$266,471,926	$240,482,556

CHANGES IN NET ASSETS ATTRIBUTABLE TO:
Participant contributions	15,788,696	14,369,292
Participant rollover contributions	1,235,536	924,077
Employer contributions	14,859,072	13,246,002
Interest and dividends	7,613,538	5,568,171
Net appreciation (depreciation) in fair value of investments
Common stock	(1,999,984)	248,508
Mutual funds	(9,920,501)	9,954,906
Common collective investment trusts	257,372	254,725
Administrative expenses	(24,600)	(19,126)
Benefits paid to participants	(19,610,222)	(18,557,185)

INCREASE IN NET ASSETS	8,198,907	25,989,370

NET ASSETS AVAILABLE FOR BENEFITS – End of year	$274,670,833	$266,471,926

The accompanying Notes to Financial Statements are an integral part of these financial statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
As of and For the Years Ended December 31, 2015 and 2014

(1)    DESCRIPTION OF THE PLAN

The following description of the Black Hills Corporation Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's information.

General — The Plan is a defined contribution plan for eligible employees of Black Hills Corporation and certain subsidiary companies (the "Company"). The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended (ERISA) and is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (IRC).

Plan Administration — Charles Schwab Trust Company, a division of Charles Schwab Bank serves as custodian and record keeper. The Plan is administered by the Black Hills Corporation Benefits Committee (the "Committee"). Charles Schwab is the trustee of the Plan.

Eligibility and Vesting — Employees meeting certain criteria, as defined, are eligible to participate in the Plan one month following their date of employment. The Plan includes an automatic-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a target retirement fund appropriate for their age until changed by the participant. The Plan includes an Automatic Savings Increase (ASI) feature where the participant's savings rate will increase 1% annually until their savings rate reaches 10%, they have elected to change their savings rate, or they elected to opt-out of ASI.

Participants are vested immediately in their contributions, plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of service at a rate of 20% per year. A participant is 100% vested after five years of service. Certain Cheyenne Light, Fuel and Power participants are immediately vested in Company matching contributions. Participants also become fully vested in Company matching contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability, or death.

Contributions — Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by the Company, (iii) discretionary contributions made by the Company; and (iv) participant rollovers from another plan.

Participants may contribute up to 50% of their eligible compensation to the Plan each year. These contributions are subject to certain IRC limitations with an annual maximum contribution of $18,000 and $17,500 for 2015 and 2014, respectively. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. There is no limit to how often participants may change their contribution percentages. The Plan provides for Company matching contributions and Company Retirement Contributions for certain eligible participants.

Company Matching Contributions — The Company makes a standard matching contribution, equal to 100% of each eligible participant's monthly pre-tax and after-tax deferral contributions up to 6% of the participant's compensation as provided under the Plan. All matching contributions are invested as directed by the participant.

Company Retirement Contributions — The Company Retirement Contributions are discretionary contributions made to eligible employees equal to a certain percent of their eligible compensation based upon their age and years of service at a certain date. All Company Retirement Contributions are invested as directed by the participant.

Rollover Contributions — Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain Internal Revenue Code (IRC) limitations. The Plan received $1,235,536 and $924,077 in rollover contributions from other qualified plans in 2015 and 2014, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and related matching and Cheyenne Light profit-sharing non-elective contributions and Plan earnings. Cheyenne Light's non-elective contributions are based on a points system (age plus years of vesting service) and are a percentage of the participant's eligible base pay. Participant accounts are also charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Participants may direct the investment of their contributions, the Company contributions and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers 20 investment options, including a common collective trust stable value fund, Vanguard mutual funds, common stock of the Company, and a self-directed brokerage account feature, Schwab Personal Choice Retirement Account (PCRA). With respect to the PCRA, participants may direct up to 100% of their account balance in permitted investments of the PCRA (which excludes the Plan's investment offerings).

Notes Receivable from Participants — Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, reduced by the highest outstanding loan balance during the one-year period ending the day before the request for a new loan, or one-half of the vested account balance. Loans are secured by an assignment of a participant's vested interest in the Plan, and bear interest 1% over the prime interest rate. Principal and interest are paid ratably through payroll deductions. Loan terms range from 1 to 5 years; however, terms may exceed 5 years for the purchase of a primary residence. Participants may not have more than one loan outstanding at any time. Loans are prohibited for terminated employees.

As of December 31, 2015, participant loans have maturities through September 29, 2029 at interest rates ranging from 4.25% to 9.25%.

Payment of Benefits — On termination of service with the Company (including termination of service due to death, disability, or retirement), a participant (or the participant's beneficiary in the case of death) may generally elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installment payments.

Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account as defined by the Plan, represents a forfeiture. The plan document permits the use of forfeitures to either reduce future employer contributions or plan administrative expenses for the plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the plan document, the account will be reinstated. During 2015 and 2014, Company contributions were reduced by $376,488 and $276,177, respectively, from forfeited non-vested accounts.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value of fully benefit-responsive investments held by the Plan approximate fair value. See Note 3 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

Administrative Expenses — Plan administrative expenses of approximately $342,611 and $365,150 in 2015 and 2014, respectively, were paid by the Company. Administrative expenses for loan fees are paid by the individual plan participant and are reflected in the Statement of Changes in Net Assets Available for Benefits within Administrative expenses.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Roth 401(k) Option — A Roth 401(k) feature was implemented into the Plan effective January 1, 2014. Roth 401(k) employee contributions are made on an after-tax basis. The Company match will apply to the Roth 401(k) contributions.

Subsequent Events — Subsequent events were evaluated through June 27, 2016, the date the financial statements were issued.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants' account balances and the amounts reported in the financial statements.

Recently Adopted and Issued Accounting Standards — We have implemented all new accounting pronouncements that are in effect and may impact our financial statements.

We are currently assessing the impact any other new accounting pronouncements that have been issued may have on our financial position or results of operations including the following:

Plan Accounting: Defined Benefit Pension Plants (Topic 960), Defined Contribution Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient, ASU 2015-12

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. Part I of this update requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II of this update requires that investments (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation (depreciation) in investments in the aggregate.  Additionally, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III of this update permits plans to measure investments and investment-related accounts (e.g., a liability for a pending trade with a broker) as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early application permitted.  The amendments within Parts I and II require retrospective application; whereas, the amendments within Part III should be applied prospectively.  We are currently evaluating the impact of ASU 2015-12 on our financial statements and disclosures.

Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent), ASU 2015-07

On May 1, 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent). The ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and also removes certain disclosure requirements. The new requirements were effective for us beginning January 1, 2016 and will be applied retrospectively to all periods presented, in our 2016 Form 11-K. This ASU will not materially affect our financial statements and disclosures, but will change certain presentation and disclosure of the fair value of certain plan asset disclosures in our 2016 Form 11-K, for all periods presented.

(3)	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows:

•	Level 1 refers to securities valued using unadjusted quoted prices from active markets for identical assets;

•	Level 2 refers to securities not traded on an active market but for which observable market inputs are readily available; and

•	Level 3 refers to securities valued based on significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Additional information about plan assets, including methods and assumptions used to estimate the fair value of these assets, is as follows:

Money markets are primarily cash equivalents held in short-term commingled funds that are categorized as Level 2. They are valued at cost plus accrued interest, which approximates fair value.

Common collective investment trusts are funds valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common collective trust fund's underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the funds' net assets at fair value by its units outstanding at the valuation dates. Investments in common collective trust funds are categorized as Level 2.

Mutual funds are categorized as Level 1 and are valued at the closing price reported on the active market on which the individual securities are traded.

Common stock and preferred stock are valued at the closing price reported on the active market on which the securities are traded. Common stock and preferred stock are categorized as Level 1.

Bonds are valued by evaluated pricing from observable market prices, and are categorized as Level 2.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis as of December 31, 2015 and 2014:

	December 31, 2015
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total

Mutual funds - target/life cycle	$134,206,495	$—	$—	$134,206,495
Mutual funds - mid company equity	54,567,463	—	—	54,567,463
Mutual funds - global equity	15,382,378	—	—	15,382,378
Mutual funds - fixed income	19,333,284	—	—	19,333,284
Mutual funds - specialty	3,779,350	—	—	3,779,350
Black Hills Corporation common stock	16,421,780	—	—	16,421,780
Money market	—	226	—	226
Common collective investment trusts - stable value	—	16,713,456	—	16,713,456
Self-directed brokerage account - money market	—	1,594,169	—	1,594,169
Self-directed brokerage account - mutual funds	3,226,261	—	—	3,226,261
Self-directed brokerage account - common stock	2,432,624	—	—	2,432,624
Self-directed brokerage account - preferred stock	110,076	—	—	110,076
Self-directed brokerage account - investment trust	—	1,069,779	—	1,069,779
Self-directed brokerage account - bonds	—	—	$—	—
Total investments measured at fair value	$249,459,711	$19,377,630	$—	$268,837,341

	December 31, 2014
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total

Mutual funds - target/life cycle	$130,594,496	$—	$—	$130,594,496
Mutual funds - mid company equity	53,433,508	—	—	53,433,508
Mutual funds - global equity	14,907,020	—	—	14,907,020
Mutual funds - fixed income	17,930,272	—	—	17,930,272
Mutual funds - specialty	3,495,909	—	—	3,495,909
Black Hills Corporation common stock	16,920,821	—	—	16,920,821
Money market	—	336	—	336
Common collective investment trusts - stable value	—	15,715,434	—	15,715,434
Self-directed brokerage account - money market	—	1,169,335	—	1,169,335
Self-directed brokerage account - mutual funds	3,075,047	—	—	3,075,047
Self-directed brokerage account - common stock	2,425,033	—	—	2,425,033
Self-directed brokerage account - preferred stock	103,898	—	—	103,898
Self-directed brokerage account - investment trust	—	1,018,726	—	1,018,726
Self-directed brokerage account - bonds	—	5,600	—	5,600
Total investments measured at fair value	$242,886,004	$17,909,431	$—	$260,795,435

For the years ended December 31, 2015 and 2014, there were no significant transfers between levels.

The following tables set forth a summary of the Plan's investments with a reported net investment asset value (NAV) at:

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2015
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Galliard Retirement Income Fund CL 35	$16,713,456	—	Daily or Immediate	None

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2014
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Galliard Retirement Income Fund CL 35	$15,715,434	—	Daily or Immediate	None

(4)	INVESTMENTS

The Plan's individual investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, were as follows:

	2015	2014

Galliard Retirement Income Fund CL 35	$16,713,456	$15,715,434
Vanguard Extended Market Index Fund	$19,224,824	$19,462,912
Vanguard Institutional Index Fund	$35,342,639	$33,970,596
Vanguard Total Bond Market Index Fund	$12,901,747	**
Vanguard Target Retirement 2015 Fund	**	$15,853,336
Vanguard Target Retirement 2020 Fund	$25,918,593	$25,817,657
Vanguard Target Retirement 2025 Fund	$27,766,886	$25,736,094
Vanguard Target Retirement 2030 Fund	$16,554,109	$16,036,917
Vanguard Target Retirement 2035 Fund	$15,504,433	$18,924,715
Vanguard Target Retirement 2045 Fund	$14,581,817	**
Vanguard Total International Stock Index Fund	$15,382,378	$14,907,020
Black Hills Corporation common stock*	$16,421,780	$16,920,821
_________________________

*	Represents a party-in-interest to the Plan.

**	Investment represents less than 5% of Plan assets in the year indicated.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value at December 31, were as follows:

	2015	2014

Common stock	$(1,999,984)	$248,508
Mutual funds	(9,920,501)	9,954,906
Common collective investment trusts	257,372	254,725

Net appreciation (depreciation) in fair value of investments	$(11,663,113)	$10,458,139

(5)	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

(6)	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 8, 2010, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC and regulations thereunder. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. However, the trust is subject to unrelated business income tax (UBIT) on income derived from certain partnership investments pursuant to Section 511(a) of the IRC. No provision for income taxes has been included in the Plan’s financial statements since the amount of UBIT is immaterial for the year 2015 and any such cost is reimbursed by the Plan sponsor.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. No uncertain positions were taken by the Plan that would require recognizing a tax liability or asset. The Plan is subject to routine audits by taxing authorities however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(7)	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Galliard Retirement Income Fund CL 35 (the "Fund") is a collective trust fund sponsored by Wilmington Trust Retirement and Institutional Services Company. The beneficial interest of each participant is represented by units which represent undivided proportionate interest in all of the Fund's assets and liabilities. Units are issued and redeemed daily at the Fund's NAV determined as of the close of business each day. It is the policy of the Fund to use its best efforts to seek safety of principal and consistency of returns while attempting to maintain minimal volatility.

Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund.

•	Any transfer of assets from the Fund directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.

Circumstances That Affect the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the issuer of the wrapper contract agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the issuer of the wrapper contract.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow.

•	Employer-initiated transactions by participating plans as described above.

In the event that wrapper contracts fail to perform as intended, the Fund's NAV may decline if the market value of their assets decline. The Fund's ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer's ability to meet their financial obligations. The ability of the issuer of the wrapper contract to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, they cannot obtain or maintain wrapper contracts covering all of their underlying assets. This could result from the Fund's inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of brokers who issue wrapper contracts. The Fund may lose the benefit of wrapper contracts on any portion of their assets in default in excess of a certain percentage of portfolio assets.

Average Yields

	December 31,
	2015	2014

Based on annualized earnings (a)	7.20%	3.70%
Based on interest rate credited to participants (b)	4.00%	2.02%
_________________________

(a)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(b)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

(8)	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in a fund offered by Charles Schwab and Black Hills Corporation common stock. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2015 and 2014, the Plan held 353,689 and 319,020 shares, respectively, of common stock of Black Hills Corporation, the sponsoring employer, with a cost basis of $12,793,740 and $11,085,788, respectively. The market value of these shares totaled $16,421,780 and $16,920,821 at December 31, 2015 and 2014, respectively. During the years ended December 31, 2015 and 2014, the Plan recorded dividend income from this investment of $534,323 and $507,618, respectively.

(9)	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net investment income per the financial statements to the Form 5500 as of December 31:

	2015	2014

Total net investment (loss) income per the financial statements	$(4,049,575)	$16,026,310

Change in investment income for fair value of fully benefit-responsive investment contracts	4,823	(6,739)

Total (loss) income on investments per the Form 5500	$(4,044,752)	$16,019,571

SUPPLEMENTAL SCHEDULE

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN
(EIN: 46-0458824) (Plan No. 003)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (held at end of year)
As of December 31, 2015

Description	Cost**	Current Value
MONEY MARKET FUND:
Schwab U.S. Treasury Money Fund*		226

COLLECTIVE TRUST:
Galliard Retirement Income Fund CL 35		16,713,456

MUTUAL FUNDS:
Vanguard Extended Market Index Fund		19,224,824
Vanguard Inflation-Protected Securities Fund		6,431,537
Vanguard Institutional Index Fund		35,342,639
Vanguard REIT Index Fund		3,779,350
Vanguard Total Bond Market Index Fund		12,901,747
Vanguard Total International Stock Index		15,382,378
Vanguard Target Retirement Income Fund		593,067
Vanguard Target Retirement 2010 Fund		2,410,356
Vanguard Target Retirement 2015 Fund		11,225,210
Vanguard Target Retirement 2020 Fund		25,918,593
Vanguard Target Retirement 2025 Fund		27,766,886
Vanguard Target Retirement 2030 Fund		16,554,109
Vanguard Target Retirement 2035 Fund		15,504,433
Vanguard Target Retirement 2040 Fund		12,016,158
Vanguard Target Retirement 2045 Fund		14,581,817
Vanguard Target Retirement 2050 Fund		6,280,858
Vanguard Target Retirement 2055 Fund		1,099,339
Vanguard Target Retirement 2060 Fund		255,669

Total mutual funds		227,268,970

COMMON STOCK - Black Hills Corporation*		16,421,780

SELF-DIRECTED BROKERAGE ACCOUNT - PCRA		8,432,909

PARTICIPANT LOANS, WITH INTEREST RATES RANGING FROM 4.25% - 9.25% - Maturity dates extending through December 30, 2029		5,644,225

		$274,481,566
________________________

*	Denotes party-in-interest

**	Cost information is not required for participant-directed accounts and therefore is not included.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Black Hills Corporation
Retirement Savings Plan

By:	/s/ RICHARD W. KINZLEY
Richard W. Kinzley
Senior Vice President and
Chief Financial Officer

Date: June 27, 2016